UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Maximum Dynamics, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   57774K-10-9
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                                 (CUSIP Number)
 Eric Majors, 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903
                                 (719) 381-1728
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 October 6, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   57774K-10-9
-----------------------

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                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only).

                           Eric Majors
                           -----------------------------------------------------

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                 2.        Check the Appropriate Box if a Member of a Group
                           (See Instructions)
                      (a)
                           -----------------------------------------------------
                      (b)
                           -----------------------------------------------------

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                 3.        SEC Use Only
                                       -----------------------------------------

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                 4.        Source of Funds (See Instructions) OO
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                 5.        Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e)

                           -----------------------------------------------------

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                 6.        Citizenship or Place of Organization   United States
                                                               -----------------

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                 7.        Sole Voting Power   8,125,000
                                            ------------------------------------
Number of
                           -----------------------------------------------------
Shares
                 8.        Shared Voting Power   0
Each                                          ----------------------------------

Reporting        9.        Sole Dispositive Power   8,125,000
                                                 -------------------------------
Person
                           -----------------------------------------------------
With
                  10.      Shared Dispositive Power   0
                                                   -----------------------------

                           -----------------------------------------------------

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                 11.       Aggregate Amount Beneficially Owned by Each Reporting
                           Person  8,125,000
                                 -----------------------------------------------

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                 12.       Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions)
                                          --------------------------------------

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                 13.       Percent of Class Represented by Amount in Row (11)
                           17.6%
                           -----------------------------------------------------

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                 14.       Type of Reporting Person (See Instructions)
                           IN
                           -----------------------------------------------------
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ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, no par value of Maximum Dynamics, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903.

Item 2.  Identity and Background

(a)  Name:                                Eric Majors

(b)  Business Address:                    2 N. Cascade Avenue, Suite 1100,
                                          Colorado Springs, Colorado 80903.

(c)  Present Principal Occupation:        Chief Executive Officer of the Issuer.

(d)  Disclosure of Criminal Proceedings:  Mr. Majors has not been convicted in any criminal proceeding at any time.

(e)  Disclosure of Civil Proceedings:     Mr. Majors has not been subject to
                                          any judgment, decree or final order
                                          enjoining violations of or
                                          prohibiting or mandating activities
                                          subject to federal or state
                                          securities laws or finding any
                                          violations with respect to such laws.

(f)  Citizenship:                         Mr. Majors is a citizen of the United
                                          States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Mr. Majors acquired 2,000,000 shares in lieu of wages to be paid by his employer, the Issuer, bringing his total personal ownership to 8,125,000 shares.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Mr. Majors was issued 2,000,000 shares in lieu of wages to be paid by his employer, the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

(a)   Mr. Majors' aggregate beneficial ownership is 8,125,000 shares.

(b) Mr. Majors has sole voting and dispositive power as to the 8,125,000 shares he owns directly, which comprises approximately 17.6% of the Issuer's total issued and outstanding shares.

(c) Mr. Majors previously owned 6,125,000 shares of the Issuer's common stock. Mr. Majors was issued 2,000,000 shares in lieu of wages to be paid by his employer, the Issuer, as described in the Issuer's Registration Statement on Form S-8 filed on October 8, 2003.

(d)   Not Applicable.

(e)   Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
----------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Reference is made to exhibit 4.5 to the Issuer's Registration Statement on Form S-8 pertaining to the issuance of 2,000,000 shares to Mr. Majors in lieu of wages.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2003
--------------------------------------------------------------------------------
Date


/s/ Eric Majors
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Eric Majors

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)